Exhibit 21

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Organized under the laws of	Additional Name Under Which Subsidiary Does Business
Sun Hydraulik Holdings Limited	England and Wales	Sun Hydraulics
Sun Hydraulics Limited	England and Wales	Sun Hydraulics
Sun Hydraulik GmbH	The Federal Republic of Germany	Sun Hydraulics
Sun Hydraulics Korea Corporation	Korea	Sun Hydraulics
Enovation Controls, LLC	Oklahoma	Murphy, Zero Off
Enovation Controls Europe, Ltd.	United Kingdom
Enovation Controls, Ltd.	United Kingdom
Enovation Controls India Private Limited	India
Sun Murphy International Trading (Shanghai) Co., Ltd.	China